SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of August 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: October 20  2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

OTE VOLUNTARY RETIREMENT PROGRAM

 SUCCESSFULLY COMPLETED

Athens, October 20, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced the successful completion of its Voluntary Retirement Program (VRP), effective October 14, 2006.

According to Greek Law 3371/2005,

▪

Eligible to participate in the VRP were all employees who had the right to apply for statutory retirement at any date up to December 31, 2012.

▪

From a pool of 5,216 eligible employees, a total of 4,759, or over 90%, elected to take early retirement and effectively left the company in a 12-month period ended October 14, 2006.

▪

An additional 803 applications were submitted and rejected. Of these, 666 were submitted by employees who would have been eligible for retirement only if their time spent in military service were recognized by the pension fund as pensionable years of service. The OTE pension fund, TAP-OTE rejected their request and this group of employees has appealed to court in order to reverse the fund's decision. The remaining applications were rejected by TAP-OTE because applicants did not meet the necessary requirements.

From the employees that left the company, 91.0% had more than 29 years of service with OTE and 94.3% of them were between 51 and 64 years old.

Following the implementation of the Voluntary Retirement Plan, the average employee age fell from 48.6 to 45 years old, while the total numbers of employees will reach 11,827, including 1,237 new employees that will have been hired by OTE prior to the end of 2006.

Mr. Panagis Vourloumis, Chairman and CEO, commented: “With the completion of the Voluntary Retirement Plan, we have successfully carried out a crucial project that had been the center of OTE’s management efforts since early 2005. We are pursuing our efforts to meet all other Business Plan targets, with increased emphasis on the promotion of broadband services. Our aim is to rejuvenate and modernize our company in order to reach the standards of our European peer group.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 35,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos–Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou – Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: October 20, 2006

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer